December 22, 2010

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, NE
Washington, D.C. 20549

Re:	Three G Holdings, Inc.
Registration Statement on Form S-1
File No. 333-166821

Dear Sir or Madam:

We are filing this request to withdraw the Company’s Registration Statement on Form S-1 (File No. 333-166821) that was filed with the Securities and Exchange Commission (the “SEC”) on May 14, 2010, together with the exhibits thereto under the Securities Act of 1933, as amended. The Registration Statement was not declared effective.

Thank you for your attention to this matter.  Please feel free to contact the undersigned if you have any questions regarding the registration statement or this letter.

Very truly yours,

/s/  Gary Pilant
      Gary Pilant, President